EXHIBIT (c)(vi)

Announcement Entitled

Queensland Treasurer announces future leadership changes to QTC’s Board and Executive

ANNOUNCEMENT 11 February 2010

Queensland Treasurer announces future leadership changes to QTC’s Board and Executive

Queensland Treasurer Andrew Fraser today announced some key leadership changes to the Queensland Treasury Corporation Board and Executive.

1. Sir Leo Hielscher AC will retire as QTC Chairman of the Board, effective 30 June 2010

Sir Leo Hielscher AC, who was appointed as the inaugural Chairman of the QTC Board following his retirement as Queensland’s Under Treasurer in 1988, has indicated that he will not seek re-appointment at the end of his eighth consecutive term as Chairman on 30 June 2010.

In recognition of Sir Leo’s distinguished career, the QTC Board has awarded Sir Leo the specifically-created, honorary title of QTC’s Foundation Chairman, effective 1 July 2010.

At the request of the Board, Sir Leo has also agreed to provide ongoing high-level advisory services to the QTC Board, as required.

2. Stephen Rochester will retire from the office of Chief Executive and be appointed Chairman of the QTC Board

The Treasurer announced the appointment of Stephen Rochester to succeed Sir Leo as the new Chairman of QTC Board, effective 1 September 2010. Mr Rochester will retire from the office of QTC’s Chief Executive on 27 August this year, after he turns 60.

(Deputy Chairman of the QTC Board, Alex Beavers, will fulfil the role as Chairman from 1 July 2010 to 31 August 2010.)

Optimal outcome for QTC and Queensland

“This is the best outcome for QTC and, therefore, Queensland,” the Treasurer said. “With Sir Leo as QTC’s new Foundation Chairman and Stephen taking over the reins as QTC’s Chairman of the Board, QTC and Queensland will continue to benefit from the input of these two extraordinary men in the years to come”.

Sir Leo, 83, whose formidable career in the Queensland public service began in 1942, cited a desire to ‘step back and spend more time’ with Lady Mary, his beloved wife of almost 62 years, and their family. “It’s been both an honour and a privilege to be able to dedicate my working life to the betterment of Queensland,” Sir Leo said, “and I am absolutely delighted to accept the honorary title of QTC’s Foundation Chairman”.

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Stephen Rochester, who joined the Queensland public sector in 1979 and was appointed as QTC’s inaugural Chief Executive in February 1991, is looking forward to the challenge of strategically guiding QTC’s operations into the future. “QTC is a very successful business, with a highly regarded reputation in the global marketplace. I am honoured to have been offered the opportunity to lead QTC’s Board and continue to contribute to QTC’s, and Queensland’s financial success,” Mr Rochester said.

In accepting Sir Leo’s letter of retirement, Queensland Treasurer, Andrew Fraser, said it felt a little like the ‘end of an era’. “Sir Leo can rightly be described as a ‘founding father’ of Queensland’s financial success and his experience, wisdom and overwhelming desire to ensure Queensland’s ongoing financial sustainability is without match”, the Treasurer said.

“It’s a similar story with Stephen. His contribution to Queensland over the past 31 years has been phenomenal, and integral to the financial success story of this State. With Stephen at the helm as the new Chairman of the Board, I am confident that QTC will continue to thrive,” the Treasurer said.

The QTC Board will begin its process to recruit a new Chief Executive next month.

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